EXHIBIT 99.1

Telkom SA Limited

(Registration Number 1991/005476/06)

ISIN ZAE000044897

JSE and NYSE Share Code TKG

(“Telkom”)

Telkom notes Competition Commission and Tribunal decisions

Telkom has noted the Competition Commission’s decision to refer certain of the complaints brought against it in 2002 by the South African Value-Added Network Services Association (SAVA) and Omnilink to the Competition Tribunal for determination.

“We will respond to the Competition Commission’s referral in due course, once we have been served with their notice of motion,” said Telkom’s Legal Services Group Executive, Mandla Ngcobo.

He said that it was unfortunate that press reports created the impression that Telkom had already been tried, found guilty and fined. “This is not the case. On the contrary, Telkom co-operated fully with the Competition Commission in its investigations and their findings are of a preliminary nature only. The matter will now serve before the Competition Tribunal where the allegations will be fully aired. We feel confident that we will be able to demonstrate to the Tribunal that Telkom has not contravened the Competition Act.”

The Commission’s further decision not to refer the  “bundling complaint” to the Tribunal demonstrated that the Company had not unfairly leveraged its position as a provider of facilities in the VANS market.

“Telkom has consistently provided telecommunication facilities to VANS providers within the current legal and regulatory framework and the parameters as set out by ICASA in their previous rulings. Telkom, as a PSTS provider, denies that it has abused any dominant position. These disputes with SAVA relate to long-standing issues which are still pending before ICASA, certain of which have been dealt with, but the rulings were set aside by the High Court on review and referred back to ICASA, for their consideration. Others are yet to be finalized by ICASA,” said Ngcobo.

While the Competition Act makes provision for the imposition of a remedy of up to 10% of a company’s turnover, there is a judicial process that must be followed here. It is by no means a foregone conclusion that the Competition Tribunal will uphold the findings of the Commission, or impose this remedy on Telkom. The Act also allows for an appeal process, and it is irresponsible to speculate on the outcome of the legal process.

With regard to the Competition Tribunal’s ruling relating to the provision of confidential information to Orion, Ngcobo said that Telkom did not agree with the ruling and was taking the matter on appeal.

Johannesburg

25 February 2004